FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 10 March, 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc
                Results for the Full Year ended 31 December 2004

(London - 10 March 2005) International Power today announces its preliminary results for the year ended 31 December 2004, and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said: "2004 was a significant year for International Power. Our operational capacity has grown considerably through the successful completion of key acquisitions and good progress has already been made on the integration of the new assets."

"I am pleased to report earnings per share (excluding exceptional items) of 8.3p for 2004, and can confirm the Board's recommendation of our first dividend of 2.5p per share, and a new progressive dividend policy."

Financial Highlights

-Profit before interest and tax of GBP287 million (2003: GBP285 million)before exceptional items
-Free cash flow of GBP104 million (2003: GBP125 million) (see Liquiditysection) -Earnings per share before exceptional items of 8.3p (2003: 9.1p*)
-ANP debt successfully restructured
-Acquisition of EME asset portfolio completed
-Acquisition of majority share in 990 MW Turbogas, Portugal, completed
-2004 dividend of 2.5p per Ordinary Share recommended by the Board

*adjusted for Rights Issue during the second half of 2004

For an analysis and explanation of exceptionals please see Note 3 to this statement. All subsequent references to 2004 financial performance are on a pre-exceptional basis (unless otherwise stated).

Outlook

Our priority in 2005 is to complete the integration of the EME and Turbogas acquisitions to deliver significant earnings enhancement. Based on our current assessment of our expanded regional portfolio, the markets in which they operate, and a modest improvement in market conditions in Texas for 2005, we anticipate EPS in 2005 in the range of 11.0p to 12.5p (under UK GAAP).

EME Acquisition Update

The existing shareholder at CBK (Philippines) has exercised pre-emption, and at Doga (Turkey) the required shareholder consent has not been obtained. In addition, existing shareholders at Italian Wind (Italy) and Tri Energy (Thailand) have exercised a 'right of purchase' and these assets will not form part of International Power's portfolio. As a result of these events, we will own 3,202 MW (net), representing 85% of the EME portfolio. The net cash consideration will be reduced by US$339 million (GBP178 million) from the expected net cash consideration of US$2.2 billion (GBP1.15 billion) for the entire EME portfolio.

Dividend Policy

The Board is pleased to recommend a final dividend for the year ended 31 December 2004 of 2.5p per share. Payment of this dividend, to shareholders registered on the Company share register on 27 May 2005, is expected on 8 July 2005.

In future the Board will propose an annual dividend at the time of our preliminary results, taking into account the outlook for future earnings, free cash flow generation and the investment opportunities available to the Group to deliver further growth and shareholder value.

For 2005 the Board expects to maintain a dividend pay-out ratio similar to the 30% level provided for the 2004 dividend. We expect then to move progressively towards a pay-out ratio of 40% in the medium-term.

North America

The North American region saw a reduction in turnover from GBP414 million in 2003 to GBP260 million in 2004 principally due to our Hays plant in Texas being mothballed for 2004. The region incurred a loss of GBP13 million before interest and tax (2003 profit before interest and tax: GBP2 million). Excluding intra-group charges, this is equivalent to an EPS loss of 2.6p (2003: EPS loss of 2.3p) and reflects the continued weakness in Texas and New England markets. The 2003 profit before interest and tax included GBP27 million of compensation payments from Alstom compared to GBP3 million in 2004.

Our long-term contracted assets, namely Hartwell and Oyster Creek, delivered a consistent performance in 2004 with a profit before interest and tax of GBP15 million (2003: GBP15 million). EcoElectrica, which also has a long-term offtake contract, was added to the North American portfolio in mid-December as part of the EME acquisition. The financial contribution of this asset was minimal due to the timing of the acquisition.

The Texas power market remains oversupplied, but some market participants have begun to take encouraging steps to reduce the level of inefficient capacity in the market. Since February 2005, over 13,100 MW has been mothballed or permanently retired (or subject to an announced intent to be retired), which is some 16% of the total installed capacity in Texas. Demand for electricity continues to grow at a solid rate, with a 2.4% long-term growth rate forecast in that market. In light of this, there has been a limited improvement in spark spreads in Texas. We have therefore recently decided to reinstate operations at the 1,100 MW Hays plant effective from May 2005, as this will deliver a welcome, but modest, improvement in earnings and cash flow.

The reserve margin in New England, while large at 20%, is somewhat less than in Texas at 24%. In 2004, for the first time since 1998, demand growth for power at 2.3% exceeded the net supply additions, as power plants in the course of construction in the region have now been completed and 400 MW of capacity was retired. However, spark spreads for gas fired generators have remained low due to the high cost of gas, which has enabled older, less efficient and less environmentally friendly oil fired stations to operate more frequently. Continued demand growth and additional capacity retirements are expected to result in an improvement in margins over the next few years.

For 2005, approximately 70% of expected merchant output has been contracted, with a particular focus on the key summer period when spark spreads are generally at their highest level of the year. On the whole, we continue to expect market recovery in Texas and New England in the period between 2007 and 2009.

In July 2004, the US$879 million (GBP488 million) of non-recourse debt for our US merchant portfolio was restructured. A key achievement of the restructuring was the extension of debt maturity from 2006 to 2010, beyond our expected date of market recovery. In addition, an interest "roll-up" was agreed on US$399 million (GBP222 million) of the loan amount, which lowers the cash interest burden on the business by allowing interest obligations to be rolled over until the assets generate improved cash flow.

As part of this debt restructuring, International Power agreed to provide, over two years, new funds of US$175 million (GBP97 million) for our US business. This, together with the other agreed terms, provides a stable and long-term capital structure for our US business. Also, the restructuring allowed for a reduction in International Power's credit support of trading activity to US$100 million (GBP55 million) from US$150 million (GBP83 million). This restructuring was a significant achievement through which we retained 100% equity ownership of the US merchant assets.

EME Integration

EcoElectrica, the 524 MW plant in Puerto Rico acquired from EME, now forms part of International Power's North American asset portfolio. Output from the plant is contracted under a long-term PPA until 2021. The International Power/Mitsui partnership (IPM) has worked quickly to integrate EcoElectrica's operations. A full-time asset manager has been appointed in Puerto Rico, and steps have been initiated to align EcoElectrica's operating practices with International Power standards. EcoElectrica has operated well in the past and continues to achieve high levels of availability.

Europe

Turnover in Europe in 2004 increased to GBP520 million (2003: GBP474 million) and profit before interest and tax increased to GBP113 million (2003: GBP103 million). Our EOP business in the Czech Republic again performed strongly, with good technical performance enabling it to benefit from the cold weather and an extended heating season. Turbogas contributed to earnings immediately on acquisition in November 2004.

At Uni-Mar in Turkey and at Pego in Portugal, high availability led to continued strong financial performance during the year. As expected, there will be a planned step down in tariff under the long-term contracts in 2005.

In the UK gas spark spreads were flat year on year. However the significant increase in forward power prices in 2004 will benefit Rugeley (which is coal fired) in 2005. Rugeley is now highly contracted for 2005. Rugeley has entered into a longer-term contract with Centrica to supply 250 MW of peak power for a three-year period commencing October 2005.

Under the Government's revised National Allocation Plan (NAP), CO2 allocations to Rugeley and Deeside are 3.5 million and 990,000 tonnes per year respectively for the three-year period (2005 to 2007), implying a load factor of 47% for Rugeley and 58% for Deeside. This revised plan has not yet received EU approval.

The amount of compensation to be received by Rugeley, in respect of the termination of the tolling agreement with TXU Europe, was agreed with the administrators of TXU Europe. Rugeley expects to receive compensation of between GBP73 million and GBP84 million. A first dividend distribution (estimated at GBP50 million) is anticipated at the end of March 2005, and the remainder later in 2005 and early 2006. The majority of this settlement will be used to repay project debt at Rugeley.

Overall, the medium term outlook for our merchant plants in the UK has improved in the last year, but the near-term outlook for Deeside still looks challenging.

In November, we completed the acquisition of a 75% shareholding in the 990 MW CCGT Turbogas plant in Portugal from RWE for EUR195 million (GBP135 million). This was followed by the purchase of a further 5% interest in the plant from Koch in January 2005. Turbogas is an important acquisition as it adds a modern, efficient, and contracted plant to our European portfolio. Turbogas has strengthened the Group's position in the Iberian market by adding fuel diversity and scale to our existing position alongside Pego - we now have an interest in two assets that represent a market share of some 17% in Portugal.

In December, EdP (the partner at Turbogas) exercised an option to increase its shareholding in the plant from 20% to 40%. Completion of this is expected in March 2005 and International Power's final ownership in Turbogas will total 60% (net capacity of 594 MW).

The Portuguese Government is working to implement market changes aimed at creating an integrated and liberalised Iberian wholesale power market, which is planned to commence operation in mid 2005. The Government is therefore in discussions with incumbent generators, including Pego and Turbogas, with a view to making changes to long-term power purchase agreements (PPAs). We remain very confident that our financial returns from these long-term PPAs will be maintained through these market reforms.

EME Integration

The integration of the European EME portfolio is progressing very well. The four assets acquired in Europe, namely First Hydro, Derwent, ISAB and Spanish Hydro have been integrated into our existing European management structure, and EME's London office has been closed.

Middle East

2004 saw turnover in the Middle East rise to GBP54 million (2003: GBP33 million) and profit before interest and tax rise to GBP29 million (GBP2003: GBP23 million). Profitability in the region increased with higher contributions from Umm Al Nar and first time earnings from Shuweihat, where full commercial operation commenced in October.

International Power's business in the Middle East has grown significantly over the last few years and continues to grow through the addition of new greenfield and brownfield projects. The substantial construction programme in the region is advancing well, with construction of the 1,550 MW and 25 MIGD Umm Al Nar extension project in Abu Dhabi progressing on schedule. Commercial operation of the first three gas turbines is expected by the end of Q2 2005, with the full extension scheduled to come on stream a year later, in Q2 2006. This is a large brownfield project, where new capacity is being integrated with an existing power and desalination plant.

Construction of the 1,074 MW, 4.5 million lbs/hr (steam) Tihama cogeneration (Saudi Aramco) project, which comprises four sites, is progressing ahead of schedule. Commercial operation is expected at the first site Uthmaniyah, in the first half of 2006. The other three cogeneration plants, Shedgum, Ras Tanura and Ju'aymah, are scheduled to come into commercial operation later in 2006. The Saudi Aramco cogeneration projects have 20-year Energy Conversion Agreements with Saudi Aramco as the power and steam offtaker. International Power also has a key operational role in each of the assets.

In July, in accordance with the original project agreements signed with the Government of Oman, we sold 35% of our equity in the 285 MW Al Kamil plant, via an Initial Public Offering (IPO). The listing was fully subscribed and generated net proceeds of approximately US$15 million (GBP8 million). The shares are now traded publicly on the Muscat Securities Market.

In February 2005, we secured a further project in the Middle East. Together with partners Qatar Electricity & Water Company (QEWC) and Chubu Electric of Japan, we signed an agreement to build, own and operate a 1,025 MW and 60 MIGD plant called Ras Laffan B, in Qatar. International Power will own 40% of the proposed plant. The entire output from the plant will be sold under a 25-year power and water purchase agreement to KAHRAMAA, which is in turn wholly owned by the Government of Qatar. Financial close is expected by 31 March 2005. Construction has commenced and first production of power and water (600 MW and 15 MIGD) is expected to come on stream in Q2 2006.

International Power has had many successes in the Middle East region and now has assets in operation or under construction in the UAE, Oman, Saudi Arabia and Qatar. Economic growth in the Gulf nations over the last four years has been strong, and continues to stimulate growth in electricity demand. Going forward, this region remains a key growth area for us, and we continue to target new projects in this market that are consistent with our risk profile and our required financial returns.


Australia

The Australian business generated a turnover of GBP231 million in 2004 (2003:
GBP224 million), and a profit before interest and tax of GBP104 million (2003:
GBP101 million). Hazelwood and Synergen once again benefited from a strong contractual position, with achieved prices above the weaker underlying market prices. Earnings at Pelican Point were down, primarily due to lower electricity prices and the delayed supply of gas from the new Minerva gas field in Victoria (which is now supplying gas under a ten-year contract). The 2004 earnings also benefited from a first time contribution from the 687 km SEA Gas pipeline.

For 2005, some 75% of expected output has been contracted.

In March 2004, financing was completed for International Power's first wind farm at Canunda in South Australia. All 23 wind turbines are now operational and generating up to 46 MW, which is enough capacity to power approximately 30,000 homes. The entire generation is contracted under a long-term agreement with an Australian retail company.

In 2004 a focused retail business was established by International Power to target industrial and small to medium business customers, primarily in Victoria and South Australia.

EME Integration

The EME assets acquired in Australia (Loy Yang B, Valley Power and Kwinana) are an excellent fit with the base portfolio. Including the assets acquired from the EME portfolio, which added 884 MW (net) of new capacity, International Power's generation capacity in Australia now totals 3,275 MW (net). This enhanced capacity has increased the Company's share of the Australian national electricity market to circa 12%, up from 8% before the EME acquisition. This represents a market share of some 27% in Victoria and 20% in South Australia.

The integration of the EME assets is well advanced and good progress has been made on extracting synergies in a number of business areas including trading, settlement, regional office and business development. Relevant management structures are now in place and selected staff members from EME have been integrated within the International Power team. EME's Melbourne office is in the process of being closed.

Asia

Turnover in Asia increased to GBP202 million in 2004 (2003: GBP128 million). The 2004 turnover includes turnover from KAPCO, which was treated as a trade investment in 2003. Profit before interest and tax increased marginally in 2004 to GBP87 million (2003: GBP84 million), reflecting increased production capacity and higher earnings at Malakoff.

In Pakistan, HUBCO and KAPCO performed in line with expectations and delivered cash backed earnings. KAPCO delivered particularly good operational performance in 2004 with high levels of availability and utilisation.

In February 2005, our partner WAPDA sold part of its shareholding in KAPCO via a successful Initial Public Offering. 20% of KAPCO is now traded on the Karachi Stock Exchange. As at 9 March 2005, KAPCO's market capitalisation totalled GBP465 million, making it one of the largest publicly listed companies in Pakistan alongside HUBCO.

In Malaysia, Malakoff's increased profitability highlights the success of its expansion programme. During 2004, the Company's operational capacity increased by 968 MW to 2,863 MW (net). The key addition to Malakoff's portfolio was a 40% shareholding in the 2,420 MW coal/gas/oil fired Kapar Power Station in Malaysia. Malakoff now has 1,890 MW (net) of new capacity under construction, all of which is expected to be operational by 2007. The entire output from this new capacity is contracted under long-term power purchase agreements with Tenaga Nasional Berhad (TNB), Malaysia's national electricity company.

The Thai economy continued to grow strongly in 2004, stimulating higher demand for power. At Thai National Power (TNP), an expansion project is currently under development to add 20 MW of incremental capacity to service the growing needs of local industrial customers. During 2004, TNP developed a co-generation project to utilise waste steam, which involves the production and supply of chilled water using steam fired absorption chillers. The chilled water plant is currently under construction and will be commissioned in the first half of 2005.

In February 2005, International Power completed the acquisition of a 40% shareholding in Uch, a 586 MW gas fired plant in Pakistan, from EON. The remaining shareholding in Uch is owned by Tenaska (33%), GE Capital (18%) and Hawkins Uch Holdings (9%). The entire output from the plant is sold to WAPDA under a long-term power purchase agreement until 2023.

EME Integration

Through the EME acquisition, we added the 1,230 MW coal fired Paiton plant in East Java, Indonesia. The International Power partnership with Mitsui owns 45% of Paiton, with the remainder held by Mitsui, General Electric and PT BHP, an Indonesian company. Paiton has been running at high load factors, underlining the strong demand growth for power in the region. We also acquired with Mitsui 100% of the Paiton Energy operating company, which operates the plant under a long term O&M agreement. Output from Paiton is contracted to PLN, the state owned utility under a long-term PPA expiring in 2040. Integration is proceeding very well, with International Power operating professionals already in place in key operational roles.

Exceptional Items

A net exceptional charge of GBP16 million was booked in 2004, comprising:

-GBP11 million release of a provision relating to a guarantee following the sale of an investment in Elcogas

-GBP4 million profit on the disposal of a further 4% share in HUBCO

-GBP15 million charge from the cessation of the interest rate swaps as part of the restructuring of the ANP debt facility


-GBP16 million of costs associated with debt raising and debt restructuring


Net Interest

Net interest payable for the year ended 31 December 2004 was GBP123 million (excluding exceptional items). Corporate and subsidiary operations accounted for interest payable of GBP77 million comprising gross interest on bonds, bank loans and overdrafts, offset by interest receivable and capitalised interest. Associates and joint ventures incurred net interest payable of GBP46 million. Consolidated interest cover was 2.3 times (excluding exceptional items).

Tax

The tax charge for the year (pre-exceptional items) amounted to GBP45 million compared to GBP54 million in the previous year. The 2004 charge represents an effective tax rate of 27%, compared to 31% in the prior period, and this reduction results from confirmation of foreign tax holidays and the resolution of certain tax issues.



Liquidity


                                                       Year ended    Year ended
                                                      31 December   31 December
                                                             2004          2003
                                                             GBPm          GBPm
Operating profit/(loss)                                       121          (279)
Impairment of plant                                             -           404
Release of guarantee on sale of Elcogas                       (11)           -

                                                               110          125
Depreciation and amortisation                                   85          109
Dividends from joint ventures and associates                    69          101
Movement in working capital and provisions                       3          (50)

Operating cash flow                                            267          285

Capital expenditure - maintenance                              (59)         (64)
Tax and interest paid                                         (104)         (96)

Free cash flow                                                 104          125

Finance costs - exceptional                                    (26)          (4)
Refinancing costs capitalised on acquisition                   (22)           -
debt
Capital expenditure - growth                                  (158)         (57)
Capital expenditure - other financial                          (61)          (9)
investment
Compensation for long-term performance                           5           56
shortfalls
Acquisitions                                                (1,195)           -
Disposals - exceptional                                         17           35
Share buyback                                                    -          (13)
Proceeds from Rights Issue                                     286            -
Funding from minorities                                        165            -
Foreign exchange, hedging and other                             57          (13)

(Increase)/ decrease in net debt                              (828)         120

Opening net debt                                              (692)        (812)
Net debt on acquisition of subsidiaries                     (1,219)           -

Closing net debt                                            (2,739)        (692)


Operating cash flow for the year ended 31 December 2004 decreased by 6% to GBP267 million (2003: GBP285 million) principally due to reduced operating profits from the US, together with a lower level of dividends from our investments in associates and joint ventures. 2003 included an unusually large dividend from KAPCO.

Capital expenditure to maintain operating capacity of our power stations is at a very similar level compared to 2003. Capital expenditure to increase our operating capacity amounted to GBP158 million comprising spend on Tihama Power, the Canunda wind farm and the West Field mine development at Hazelwood in Australia.

Acquisitions in 2004 include the purchase of the EME portfolio and Turbogas at GBP1,073 million (of which GBP13 million of acquisition costs were outstanding at the year end) and GBP135 million (including costs of acquisition) respectively. Disposals include proceeds from the sale of a 4% holding in HUBCO.

The Rights Issue in contemplation of the Turbogas and EME acquisitions was completed in September with a 91.2% take up and raised net proceeds of GBP286 million.

Funding from minorities includes cash injections from partners towards the EME portfolio acquisition, Tihama and Al Kamil.

Balance Sheet

A summarised, reclassified presentation of the Group balance sheet is set out below:


                                                  As at         As at
                                            31 December    31 December
                                                   2004          2003
                                                   GBPm           GBPm
Fixed assets
Intangibles and tangibles                         3,656         2,049
Investments                                       1,251           536
Other long term assets                              581             3

Total fixed assets                                5,488         2,588

Net current liabilities (excluding
short-term debt)                                   (150)          (93)

Provisions and creditors due after more than
one year(excluding debt)                           (537)         (243)

Net debt                                         (2,739)         (692)

Net assets                                        2,062         1,560

Gearing                                             133%          44%
Debt capitalisation                                  57%          31%


Net assets at 31 December 2004 increased by GBP502 million to GBP2,062 million, as compared with GBP1,560 million as at 31 December 2003. This comprises an increase in Shareholders' funds arising from the Rights Issue and retained profits for the year offset by a net loss arising on retranslation of our net investment in foreign entities. Minority interests have also increased since 2003 as a result of the sale of the 35% shareholding in Al Kamil and the minority interest of 30% of our acquisition of EME and 25% of our acquisition of Turbogas.

The acquisition of Turbogas and the EME assets has fundamentally changed the balance sheet of the Group, with fixed assets and investments almost doubling in size. The acquisitions are highly leveraged due to the contracted nature of the assets acquired, causing debt capitalisation to rise to 57%. Long-term assets mainly represent long-term receivables in respect of lease assets.

Net debt at 31 December 2004 has increased to GBP2,739 million from GBP692 million in 2003. This increase is principally due to new debt raised to finance the EME acquisition and Tihama, together with GBP1,219 million of net debt on the balance sheets of the acquired subsidiaries.

International Financial Reporting Standards

We are well prepared to adopt International Financial Reporting Standards ("IFRS") for the year ending 31 December 2005. The significant impacts include:

- fair valuing financial instruments;
- recognition of pension fund assets and liabilities on the balance sheet;
- deferred tax provisions;
- cessation of goodwill amortisation; and
- inclusion of fair value charge in respect of outstanding share options.

An IFRS update conference call will be held at 10.00 on 24 March 2005, to give details of the Group's 2004 results using IFRS.

For further information please contact:
Media Contact:                 Investor Contact:
Sara Richardson                Aarti Singhal
Tel: +44 (0)20 7320 8619       Tel: +44 (0)20 7320 8681
Mob: 07989 492 740             Mob: 07989 492 447


About International Power

International Power plc is a leading independent electricity generating company with 15,684 MW (net) in operation and 1,713 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on
2 October 2000. The ticker symbol on both stock exchanges is "IPR".




International Power plc

Consolidated Profit and Loss Account

For the year ended 31 December 2004


                               Year ended 31 December 2004           Year ended 31 December 2003

                           Excluding Exceptional   Including     Excluding Exceptional   Including
                         exceptional       items exceptional   exceptional       items exceptional
                               items                   items         items                   items
                     Note       GBPm        GBPm        GBPm          GBPm        GBPm        GBPm

Turnover:
Group and share of
joint ventures and
associates           2         1,267         -         1,267         1,273           -       1,273
Less: share of
joint ventures'
turnover                        (144)        -          (144)         (136)          -        (136)
Less: share of
associates' turnover            (355)        -          (355)         (285)          -        (285)

Group turnover                   768         -           768           852           -         852

From continuing
operations                       711         -           711           852           -         852
From
acquisitions                      57         -            57            -            -           -


Net operating costs  3          (658)        11         (647)         (727)       (404)     (1,131)


Operating profit/(loss)          110         11          121           125        (404)       (279)

From continuing
operations                       94          11          105           125        (404)       (279)
From acquisitions                16           -           16             -           -           -

Share of operating
profit of:
Joint ventures                   39           -           39            32           -          32
Associates           3          138           -          138            95          35         130
Income from
fixed asset
investments                       -           -            -            33           -          33

Operating profit/(loss)
and investment income           287          11          298           285        (369)        (84)

Non-operating
exceptional items    3            -           4            4             -          27          27

Profit/(loss)on
ordinary activities
before interest
and taxation         2          287          15          302           285        (342)        (57)
Interest receivable
and similar income               30           -           30            42          -            42
Interest payable and
similar charges      3         (107)        (31)        (138)         (121)        (16)        (137)
Share of net interest
of joint ventures
and associates                  (46)          -          (46)          (32)         -           (32)

Net interest                   (123)        (31)        (154)         (111)        (16)        (127)

Profit/(loss)on ordinary
activities before
taxation                        164         (16)         148           174        (358)        (184)
Taxation
(charge)/credit      3          (45)          -          (45)          (54)         26          (28)

Profit/(loss)on ordinary
activities after
taxation                        119         (16)         103           120        (332)        (212)

Minority interests- equity      (11)          2           (9)           (7)          -           (7)

Profit/(loss)for the
financial year                  108         (14)          94           113        (332)        (219)

Dividends            8          (37)          -          (37)            -           -            -

Retained profit/(loss)           71         (14)          57           113        (332)        (219)


Earnings/(loss)
per share            6
Basic                           8.3p                     7.2p         9.1p                   (17.6)p

Diluted                         8.2p                     7.1p         9.0p                   (17.6)p


International Power plc
Consolidated Balance Sheet
As at 31 December 2004

                                                             31             31
                                                       December       December
                                                           2004           2003
                                                                    (restated*)
                                           Note            GBPm            GBPm
Fixed assets

Intangible assets                                             2              1
Tangible assets                                           3,654          2,048
Investments                                               1,251            536

Total fixed assets                                        4,907          2,585


Current assets

Stocks                                                       87             65
Debtors: amounts falling due within one year                234            157
Debtors: amounts falling due after more than
one year                                                    581              3

Total debtors                                               815            160
Investments                                                 201             70
Cash at bank and in hand                                    411            673

Total current assets                                      1,514            968

Creditors: amounts falling due within
one year
Secured bank loans                            4             (71)          (531)
Other current liabilities (including
convertible debt)                                          (500)          (315)

Creditors: amounts falling due within
one year                                                   (571)          (846)

Net current assets                                          943            122


Total assets less current liabilities                     5,850           2,707

Creditors: amounts falling due after more
than one year (including convertible debt)               (3,384)          (909)

Provisions for liabilities and charges                     (404)          (238)

Net assets                                                2,062          1,560


Capital and reserves

Shareholders' funds - equity                              1,825          1,521
Minority interests - equity                                 237             39

Total equity                                              2,062          1,560


Net debt                                                 (2,739)          (692)
Gearing                                                   132.8%          44.4%
Debt capitalisation                                        57.1%          30.7%

The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.

* Restated for the adoption of UITF 38 Accounting for ESOP Trusts (see Note 1 Basis of preparation)


International Power plc
Consolidated Cash Flow Statement
For the year ended 31 December 2004


                                                     Year ended     Year ended
                                                    31 December    31 December
                                                           2004           2003
                                             Note          GBPm           GBPm

Net cash inflow from operating activities     5             198            184
Dividends received from joint ventures and
associates                                                   69            101

Cash flow from ordinary operating activities                267            285

Returns on investments and servicing of finance
Ordinary                                                    (87)           (84)
Refinancing & swap termination costs-exceptional            (26)            (4)
Debt issue costs capitalised on acquisition finance         (22)             -

                                                           (135)           (88)
Taxation                                                    (20)           (14)
Capital expenditure and financial investment

Purchase of tangible fixed assets                          (217)          (121)
Compensation for long-term contractual
performance shortfalls                                        5             56
Other financial investments                                 (61)            (9)
Receipt on sale of fixed asset investment-exceptional         -             11

                                                           (273)           (63)
Acquisitions and disposals                               (1,195)             -
Purchase of subsidiary undertakings
Net cash acquired with subsidiaries                          52              -
Proceeds on sale of investments-exceptional                  17             24

                                                         (1,126)            24


Net cash (outflow)/inflow before management
of liquid resources and financing activities             (1,287)           144

Management of liquid resources                              (32)           (20)

Financing activities
Share buyback                                                 -            (13)
Proceeds from share issue                                   286              -
Debt financing                                              617           (247)
Funding from minorities                                     165              -

                                                          1,068           (260)

Decrease in cash in the year                               (251)          (136)


Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt For the year ended 31 December 2004


                                                           GBPm            GBPm
Decrease in cash in the year                               (251)          (136)
Cash (inflow)/outflow from(increase)/decrease
in debt financing                                          (617)           247
Cash outflow from increase in liquid resources               32             20

Change in net debt resulting from cash flows               (836)           131

Liquid resources and debt acquired with subsidiaries     (1,271)             -
Foreign exchange movement                                    32             11
Other non-cash movements                                     28            (22)

Movement in net debt in the year                         (2,047)           120

Net debt at the start of the year                          (692)          (812)

Net debt at the end of the year                          (2,739)          (692)



International Power plc
Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 December 2004


                                                     Year ended     Year ended
                                                    31 December    31 December
                                                           2004           2003
                                                           GBPm            GBPm

Profit/(loss) for the financial year                        94            (219)
Exchange differences on the retranslation of
net investments                                            (39)             15
(net of GBP1 million tax; 2003: GBP7 million)

Total recognised gains and losses for the year               55           (204)



Consolidated Reconciliation of Movements in Shareholders' Funds-Equity For the year ended 31 December 2004


                                                     Year ended     Year ended
                                                    31 December    31 December
                                                           2004           2003
                                                                     (restated)
                                                           GBPm           GBPm

Profit/(loss) for the financial year                         94           (219)
Dividends                                                   (37)             -

                                                             57           (219)
Other recognised gains and losses relating
to the period (net)                                         (39)            15
Issue of shares (net of issue costs)                        286              -
Purchase of own shares                                        -             (2)
Share buyback                                                 -            (13)

Net addition to/(reduction from)shareholders' funds         304           (219)

Shareholders' funds at 1 January-previously reported      1,523          1,740
Prior year adjustment*                                       (2)             -

Shareholders' funds at 1 January - restated               1,521          1,740


Closing shareholders' funds                               1,825          1,521

* Restated for the adoption of UITF 38 Accounting for ESOP Trusts
(see Note 1 Basis of preparation)



International Power plc
Notes to the Accounts
For the year ended 31 December 2004

1. Basis of preparation

The accounts for the year ended 31 December 2004 have been prepared under the historical cost convention and in accordance with applicable accounting standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for changes arising from the application of UITF 38 (Accounting for ESOP trusts). This mainly deals with the balance sheet accounting treatment for our shares and does not have an impact on Group earnings. Minor adjustments have been made to comparative figures to make them consistent with the current period.

2. Geographical segmental analysis


                        Year ended 31 December 2004                  Year ended 31 December 2003
                Subsidiaries        Share of    Total      Subsidiaries       Share of               Total
                              joint ventures                            joint ventures
                              and associates                            and associates
                        GBPm            GBPm     GBPm              GBPm           GBPm               GBPm
Turnover

North America             188             72      260               344             70                414
Europe                    308            212      520               239            235                474
Middle East                24             30       54                21             12                 33
Australia                 223              8      231               224              -                224
Asia                       25            177      202                24            104                128

                          768            499    1,267               852            421              1,273

Profit/(loss) before interest and taxation
(excluding exceptional items)
North America 1,2         (29)           16      (13)               (13)            15                  2
Europe                     52            61      113                 38             65                103
Middle East                13            16       29                 18              5                 23
Australia                  98             6      104                101              -                101
Asia 3                      9            78       87                  9             75                 84

                          143           177      320                153            160                313

Corporate costs           (33)            -      (33)               (28)             -                 (28)

                          110           177      287                125            160                285

Notes
1.North America loss before interest and taxation for subsidiaries includes other income in respect of compensation for the late commissioning and performance recovery of new power plants amounting to GBP3 million
(year ended 31 December 2003: GBP27 million).

2.During the year ended 31 December 2004, the Group also recorded GBP5 million from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

3. With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associate. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 have been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.

4. The profit before interest and taxation after exceptional items are for Europe profit of GBP124 million and Asia profit of GBP91 million (2003:North America loss of GBP402 million; Europe profit of GBP110 million; and Asia profit of GBP139 million).



International Power plc
Notes to the Accounts (continued)
For the year ended 31 December 2004

3.Exceptional items


                                                    Year ended      Year ended
                                                   31 December     31 December
                                                          2004            2004
                                                          GBPm            GBPm
Net operating exceptional items credited/(charged)
Release of a guarantee on sale of Elcogas                   11               -
Impairment of US plant                                       -            (404)
Reversal of HUBCO impairment                                 -              35

                                                            11            (369)

Non-operating exceptional items credited
Profit on partial disposal of holding in Hubco               4              17
Profit on disposal of a Czech fixed asset investment         -               7
Release of provision raised for sale
of Chinese operations                                        -               3

                                                             4              27


Exceptional interest payable and similar charges

US swap termination costs                                  (15)             -
Other refinancing costs                                    (16)             -
Write off of unamortised financing charges                   -             (16)

                                                           (31)            (16)


Total exceptional items before attributable taxation       (16)           (358)
Taxation on exceptional items                                -              26

Total exceptional items after attributable taxation        (16)           (332)


4.Secured bank loans

Secured bank loans are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2003, the Group was in discussions with bank groups in relation to non-recourse debt for the US merchant asset portfolio. In July 2004, the US debt facility was successfully refinanced and the debt has been redesignated as long term.



International Power plc
Notes to the Accounts (continued)
For the year ended 31 December 2004

5. Reconciliation of operating profit/(loss) to net cash inflow from operating activities


                                                    Year ended      Year ended
                                                   31 December     31 December
                                                          2004            2003
                                                          GBPm            GBPm
Operating profit/(loss)                                    121           (279)
Release of a guarantee on sale of Elcogas                  (11)             -
Impairment charge                                            -            404

                                                           110            125
Depreciation and amortisation                               85            109
Movement in working capital                                  3            (43)
Movement in provisions                                       -             (7)

Net cash inflow from operating activities                  198            184


6.Rights Issue

On 30 July 2004, the Company announced a rights issue. 365,540,834 new Ordinary Shares were issued at 82 pence per share on the basis of 33 new Ordinary Shares for every 100 existing Ordinary Shares.

The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147 pence and the theoretical ex-rights price for an ordinary share was therefore 131 pence. The comparative earnings per share is shown after applying the factor 131/147 to the published figures for 2003.

7.Acquisitions

On 4 November 2004, the Group completed the acquisition of a 75% shareholding in Turbogas in Portugal for a consideration of GBP135 million (Euro 195 million). The fair value of assets acquired was GBP135 million.

On 17 December 2004, the Group completed the acquisition of the international generation portfolio of Edison Mission Energy in a 70:30 partnership with Mitsui & Co. Ltd of Japan, for a consideration of GBP1,073 million (US$2,079 million), of which GBP13 million of acquisition costs are unpaid at 31 December 2004. The fair value of the assets acquired was GBP1,073 million.

Full details of these acquisitions are included in the Annual Report and Accounts.

8.Dividends

The Board recommends a dividend of 2.5 pence (2003: nil) per Ordinary Share payable on 8 July 2005. The dividend will be payable to shareholders on the register as at 27 May 2005.

9.Statutory accounts

The financial information set out above does not constitute the Group's statutory accounts for the year ended 31 December 2004 and the year ended 31 December 2003, but is derived from those accounts. Statutory accounts for the year ended 31 December 2003 have been delivered to the registrar of companies. Those for the year ended 31 December 2004 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237
(2) or (3) of the Companies Act 1985.



International Power plc
Notes to the Accounts (continued)
For the year ended 31 December 2004

10.Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2003 and the preliminary statement for the year ended 31 December 2004 are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600. The Annual Report and Accounts for the year ended 31 December 2004 will be sent to shareholders shortly and will be available from the Company's website.



International Power plc
Quarterly Results
For the quarter ended
31 December 2004

International Power plc
Consolidated Profit and Loss Account

For the quarter ended 31 December 2004


                            Quarter to 31 December 2004              Quarter to 31 December 2003
                        Excluding  Exceptional      Including      Excluding    Exceptional      Including
                      exceptional        items    exceptional    exceptional          items    exceptional
                            items                       items          items                         items
                Note         GBPm         GBPm           GBPm           GBPm           GBPm           GBPm

Turnover:Group &
share of joint
ventures and
associates         2          362            -            362            294              -            294
Less: share of
joint ventures'
turnover                      (51)           -            (51)           (38)             -            (38)
Less: share of
associates'
turnover                      (96)           -            (96)           (70)             -            (70)


Group turnover                215            -            215            186              -            186

From continuing
operations                    158            -            158            186              -            186
From acquisitions              57            -             57              -              -              -

Net operating
costs              3         (187)           -           (187)          (153)          (404)          (557)


Operating
profit/(loss)                  28            -             28             33           (404)          (371)

From continuing
operations                     12            -             12             33           (404)          (371)
From acquisitions              16            -             16              -              -              -

Share of operating
profit of:
Joint ventures                 14            -             14              13             -             13
Associates         3           39            -             39              23            35             58
Income from
fixed asset
investments        3            -            -              -               7             -              7

Operating profit/
(loss) and
investment income              81            -             81              76          (369)          (293)
Non-operating
exceptional
items              3            -            -              -               -            12             12

Profit/(loss)on
ordinary activities
before interest
and taxation       2           81            -             81              76          (357)          (281)

Net interest
payable and
similar charges
Group              3          (18)          (9)           (27)            (20)          (16)           (36)
Joint ventures
and associates                (15)           -            (15)             (8)            -             (8)

                              (33)          (9)           (42)            (28)          (16)           (44)

Profit/(loss)on
ordinary activities
before taxation                48           (9)            39              48          (373)          (325)
Taxation(charge)
/credit            3          (15)           -            (15)            (14)           28             14

Profit/(loss)on
ordinary activities
after taxation                 33           (9)            24              34          (345)          (311)

Minority interests -
equity                         (4)           2             (2)             (1)            -             (1)

Profit/(loss)for the
financial period               29           (7)            22              33          (345)          (312)

Dividends                     (37)           -            (37)              -             -              -


Retained(loss)/profit          (8)          (7)           (15)             33          (345)          (312)


Earnings/(loss)per share
Basic                         2.0p                        1.5p                          2.7p         (25.2)p

Diluted                       1.9p                        1.5p                          2.7p         (25.2)p



International Power plc
Consolidated Balance Sheet
As at 31 December 2004


                                                    31 December    31 December
                                                           2004           2003
                                                                     (restated*)
                                       Note                GBPm            GBPm
Fixed assets

Intangible assets                                            2              1
Tangible assets                                          3,654          2,048
Investments                                              1,251            536

Total fixed assets                                       4,907          2,585

Current assets

Stocks                                                      87             65
Debtors: amounts falling due within one year               234            157
Debtors: amounts falling due after more than
one year                                                   581              3

Total debtors                                              815            160
Investments                                                201             70
Cash at bank and in hand                                   411            673

Total current assets                                     1,514            968

Creditors: amounts falling due within
one year
Secured bank loans                     4                   (71)          (531)
Other current liabilities (including
convertible debt)                                         (500)          (315)

Creditors: amounts falling due within
one year                                                  (571)          (846)

Net current assets                                         943            122


Total assets less current liabilities                     5,850         2,707

Creditors: amounts falling due after more
than one year                                            (3,384)         (909)
(including convertible debt)
Provisions for liabilities and charges                     (404)          (238)

Net assets                                                2,062          1,560


Capital and reserves

Shareholders' funds - equity                              1,825          1,521
Minority interests - equity                                 237             39

Total equity                                              2,062          1,560

Net debt                                                 (2,739)          (692)

Gearing                                                   132.8%          44.4%
Debt capitalisation                                        57.1%          30.7%

The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.

* Restated for the adoption of UITF 38 Accounting for ESOP Trusts (see Note 1 Basis of preparation)



International Power plc
Consolidated Cash Flow Statement
For the quarter ended 31 December 2004


                                                      Quarter to     Quarter to
                                                     31 December    31 December
                                                            2004           2003
                                                            GBPm           GBPm
Net cash inflow from operating activities                     57             41
Dividends received from joint ventures and associates         14             31

Cash flow from ordinary operating activities                  71             72

Returns on investments and servicing of finance
Ordinary                                                     (12)           (21)
Refinancing and swap termination costs -
exceptional                                                   (4)            (4)
Debt issue costs capitalised on acquisition finance          (22)             -
                                                             (38)           (25)
Taxation                                                      (4)            (1)
Capital expenditure and financial investment
Purchase of tangible fixed assets                            (53)           (33)
Compensation for long-term contractual
performance shortfalls                                       (11)            56
Other financial investments                                   14             (3)
Receipt on sale of fixed asset investment-exceptional          -             11
                                                             (50)            31

Acquisitions and disposals
Purchase of subsidiary undertakings                       (1,195)             -
Net cash acquired with subsidiaries                           52              -
Proceeds on sale of investments-exceptional                   (8)             3
                                                          (1,151)             3

Net cash inflow before management of liquid
resources and financing activities                        (1,172)            80

Management of liquid resources                                16             (7)
Financing activities                                           -             (7)
Share buy back
Debt financing                                               601           (281)
Funding from minorities                                      160              -

                                                             761           (288)

Decrease in cash in period                                  (395)          (215)



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt For the quarter ended 31 December 2004


                                                           GBPm             GBPm
Decrease in cash in period                                 (395)           (215)
Cash (inflow)/outflow from
(increase)/decrease in debt financing                      (601)           281
Cash (inflow)/outflow from
(decrease)/increase in liquid resources                     (16)             7


Change in net debt resulting from cash flows              (1,012)           73

Liquid resources and debt acquired with subsidiaries      (1,271)             -
Foreign exchange movement                                      5             42
Other non-cash movements                                      20            (16)

Movement in net debt in the period                        (2,258)            99

Net debt at the start of the period                         (481)          (791)

Net debt at the end of the period                         (2,739)          (692)



International Power plc
Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 31 December 2004


                                                    Quarter to       Quarter to
                                                   31 December      31 December
                                                          2004             2003
                                                          GBPm             GBPm

Profit for the financial period                             22            (312)
Exchange differences on the retranslation of
net investments                                             (7)            (23)
(net of tax)

Total recognised gains and losses for the period             15           (335)


Consolidated Reconciliation of Movements in Shareholders' Funds - Equity For the quarter ended 31 December 2004


                                                    Quarter to       Quarter to
                                                   31 December      31 December
                                                          2004             2003
                                                                      (restated)
                                                          GBPm              GBPm

Profit for the financial period                             22             (312)

Dividends                                                  (37)               -

                                                           (15)            (312)
Other recognised gains and losses relating
to the period (net)                                         (7)             (23)
Purchase of own shares                                       -               (2)
Share buyback                                                -               (7)

Net reduction in shareholders' funds                       (22)            (344)

Shareholders' funds at 1 October-previously reported     1,849             1,865
Prior year adjustment*                                      (2)                -

Shareholders' funds at 1 October - restated              1,847             1,865

Closing shareholders' funds                              1,825             1,521


* Restated for the adoption of UITF 38 Accounting for ESOP Trusts (see Note 1

Basis of preparation)

International Power plc
Notes to the Accounts
For the quarter ended 31 December 2004

1.Basis of preparation

The accounts for the three months ended 31 December 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for the adoption of UITF 38 (Accounting for ESOP Trusts). The adoption did not materially affect net profit or shareholders' funds. Minor adjustments have been made to comparative figures to make them consistent with the current period.

The financial information for the year ended 31 December 2003 is derived from the statutory accounts for that period, which have been delivered to the registrar of companies. The auditors have reported on the accounts for the year ended 31 December 2003, their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The financial information included for the three months ended 31 December 2004 and 2003 is unaudited.

2.Geographical segmental analysis


                        Quarter ended 31 December 2004          Quarter ended 31 December 2003

                    Subsidiaries        Share of     Total     Subsidiaries       Share of     Total
                                  joint ventures                            joint ventures
                                    & associates                              & associates
                            GBPm           GBPm       GBPm             GBPm           GBPm      GBPm
Turnover

North America                 16             21         37               31             15        46
Europe                       131             66        197               90             66       156
Middle East                    6             11         17                4              6        10
Australia                     56              2         58               55              -        55
Asia                           6             47         53                6             21        27

                             215            147        362              186            108       294

Profit/(loss) before interest and taxation
(excluding exceptional items)

North America1               (17)             5        (12)             (14)             3       (11)
Europe                        29             19         48               35             18        53
Middle East                    1              7          8               (2)             5         3
Australia                     23              1         24               23              -        23
Asia2                          2             21         23                -             17        17

                              38             53         91               42             43        85

Corporate costs              (10)             -        (10)              (9)             -        (9)

                              28             53         81               33             43        76

Notes
1.North America profit before interest and taxation for subsidiaries includes other income in respect of compensation for the late commissioning and performance recovery of new power plants amounting to nil (quarter ended 31 December 2003: GBP5 million).
2.With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associate. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 have been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.



International Power plc
Notes to the Accounts (continued)
For the quarter ended 31 December 2004

3.Exceptional items


                                                      Quarter to     Quarter to
                                                     31 December    31 December
                                                            2004           2003
                                                            GBPm           GBPm
Net operating exceptional items (charged)/credited
Impairment of US plant                                         -           (404)
Reversal of HUBCO impairment                                   -              35

                                                               -           (369)

Non-operating exceptional items credited
Profit on partial disposal of holding in Hubco                 -              9
Release of provision raised for the sale of
Chinese operations                                             -              3

                                                               -             12

Exceptional interest payable and similar charges
Other refinancing charges                                     (9)             -
Write off of unamortised financing charges                     -            (16)

                                                              (9)           (16)


Total exceptional items before attributable taxation          (9)          (373)

Taxation on exceptional items                                  -             28

Total exceptional items after attributable taxation           (9)          (345)

4.Secured bank loans

Secured bank loans are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2003, we were in discussions with bank groups in relation to non-recourse debt for the US merchant asset portfolio. In July 2004, the US debt facility was successfully refinanced and the debt has been redesignated as long term.

5.Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2003 and the preliminary statement for the year ended 31 December 2004 are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or by sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600. The Annual Report and Accounts for the year ended 31 December 2004 will be sent to shareholders shortly and will be available from the Company's website.





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary